Louis Lehot

T: +1 650 843 5949

llehot@cooley.com

January 10, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Adams
Doug Jones
Patrick Kuhn
Max A. Webb

Re:	CHC Group Ltd.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 6, 2014
File No. 333-191268

Dear Mr. Webb:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, CHC Group Ltd. (the “Company”), is Amendment No. 5 to the Company’s registration statement on Form S-1 (“Amendment No. 5”). Amendment No. 5 updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2013 (Commission file no. 333-191268), as amended by Amendment No. 1 filed with the Commission on October 25, 2013, Amendment No. 2 filed with the Commission on November 22, 2013, Amendment No. 3 filed with the Commission on December 19, 2013, and Amendment No. 4 filed with the Commission on January 6, 2014 (“Amendment No. 4”).

Amendment No. 5 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 8, 2014, with respect to Amendment No. 4 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers in Amendment No. 5.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 5 marked to show changes from Amendment No. 4.

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400

U.S. Securities and Exchange Commission January 10, 2014 Page Two

Staff Comments and Company Responses

Our Organizational Structure, page 14

1.	Please clarify for us and in your disclosure, as appropriate, what the last portion of the second sentence in note (2) “which has been partially offset by a corresponding increase during such time in our cash balances” is intended to convey.

Response: The Company advises the Staff that it has revised the disclosures on pages 14, 45 and 47 of Amendment No. 5 to remove the last portion of the above referenced sentence “which has been partially offset by corresponding increase during such time in our cash balances”.

Summary Historical Consolidated Financial Data, page 18

2.	Note (v) on page 20 relates to the pro forma information in the table. Please provide clear details, preferably in a separate schedule, of how the pro forma dollar and per share amounts were derived. For example, show the amount of the interest adjustment for each debt type impacted.

Response: The Company advises the Staff that it has revised the disclosures on pages 19, 20, 21 and 52 of Amendment No. 5 to include details of how the pro forma dollar and per share amounts were derived, including the amount of the interest adjustment for each debt type impacted.

3.	In connection with the comment above, note (v) states that the pro forma information reflects the repayment of borrowings of $225.0 million under your existing senior secured revolving credit facility. We understand that borrowings under this facility were increased to $225.0 million subsequent to October 31, 2013, and that you intend to use proceeds from the offering to repay amounts outstanding under this facility. In this regard, please clarify for us and in your disclosure the effect of the $225.0 million in deriving the pro forma information, including any related adjustments, and why such effect is appropriate. In so doing, explain as necessary how the last sentence relates to the pro forma information presented.

Response: The Company advises the Staff that it has revised the disclosures on pages 20 and 52 to clarify that the pro forma information reflects the repayment of borrowings of $225.0 million under the Company’s existing senior secured revolving credit facility only in respect of the calculation of the weighted average number of ordinary share outstanding.

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400

U.S. Securities and Exchange Commission January 10, 2014 Page Three

Use of Proceeds, page 45

4.	Please allocate the amounts intended for repayment of the senior secured revolver and for general corporate purposes.

Response: The Company advises the Staff that it has revised the disclosure on page 45 of Amendment No. 5 to allocate the amounts intended for repayment of the senior secured revolver and for general corporate purposes.

Capitalization, page 47

5.	Note (i) to the table states that the increase of the existing senior secured revolving credit facility to $225.0 million subsequent to October 31, 2013 has not been reflected in the table. Please clarify for us and in your disclosure as appropriate why this increase is not reflected in the table on a “pro forma” or some other basis so that investors may understand the total amount of outstanding debt within your capitalization upon consummation of the offering. Correlate your disclosure here with your disclosure in regard to the effect of the $225.0 million on the pro forma financial information referred to in the comment above.

Response: The Company advises the Staff that it has revised the disclosure on page 47 of Amendment No. 5 to clarify that the balance of the Company’s existing senior secured revolving credit facility is assumed to be repaid through use of proceeds of the offering. Therefore, the $225.0 million increase to the Company’s existing senior secured revolving credit facility is not reflected in the table on a “pro forma” or other basis.

Report of Independent Registered Public Accounting Firm, page F-2

6.	We note that the report of independent registered public accounting firm is dated October 25, 2013, except as to Note 18, which is as of January 6, 2013. It appears that January 6, 2013 should be January 6, 2014 because Note 18 concerns the capital stock restructuring transactions which were effective on January 3, 2014. Please correct as necessary or advise.

Response: The Company advises the Staff that it has revised the disclosure on page F-2 of Amendment No. 5 to change “January 6, 2013” to “January 6, 2014”.

Notes to Interim Consolidated Financial Statements, page F-72

Note 20. Capital stock and loss per ordinary share, F-92

7.	Please provide a table that sets forth the computation of basic and diluted loss per ordinary share for the controlling interest for the interim periods presented, similar to that in note 18 of the notes to the annual consolidated financial statements, so investors may better understand how the related per share amounts were derived.

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400

U.S. Securities and Exchange Commission January 10, 2014 Page Four

Response: The Company advises the Staff that it has revised the disclosures on pages F-92 and F-93 of Amendment No. 5 to set forth the computation of basic and diluted loss per ordinary share for the controlling interest for the interim periods presented, similar to that in note 18 of the notes to the annual consolidated financial statements.

Exhibit 5.1

8.	It appears that assumption number 9 on page 2 assumes in part legal findings necessary to the conclusion that the Company has the corporate power and authority to adopt the Resolutions. Please have counsel remove.

Response: The Company advises the Staff that the Company has filed a revised Exhibit 5.1 opinion to remove assumption number 9 on page 2 that assumes in part legal findings necessary to the conclusion that the Company has the corporate power and authority to adopt the Resolutions.

9.	Similarly, it appears that assumption number 10 on page 2 assumes that the Company has sufficient authorized shares for this offering. Please have counsel remove.

Response: The Company advises the Staff that the Company has filed a revised Exhibit 5.1 opinion to remove assumption number 10 on page 2 that assumes that the Company has sufficient authorized shares for this offering.

10.	Counsel may examine such documents as it deems appropriate to render its opinion, but may not limit its opinion to certain documents. Please have counsel revise Schedule 1 on page 4 to clarify that it has examined all other documents as it has deemed necessary to render its opinion.

Response: The Company advises the Staff that the Company has filed a revised Exhibit 5.1 opinion to revise Schedule 1 on page 4 to clarify that counsel has examined all such other documents as it has deemed necessary to render its opinion.

* * * *

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400

U.S. Securities and Exchange Commission January 10, 2014 Page Five

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 5 or this response letter to Michael Tenta (telephone: (650) 843-5636; email: mtenta@cooley.com or the undersigned at (telephone: (650) 843-5949; email: llehot@cooley.com) of Cooley LLP, counsel to the Company.

Sincerely,

/s/ Louis Lehot
Louis Lehot
For Cooley LLP

cc:	Michael O’Neill, Esq.

Russ Hill, Esq.

Joan Hooper

CHC Group Ltd.

Michael Tenta, Esq.

Yueting Liang, Esq.

Cooley LLP

Joshua Ford Bonnie, Esq.

Ryan Bekkerus, Esq.

Simpson Thacher & Bartlett LLP

Michael E. Michetti, Esq.

Scott R. Saks, Esq.

Joel M. Simon, Esq.

Paul Hastings LLP

Gary Miller

Ernst & Young LLP

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400